May 13, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sasha Parikh

Re:	Lotus Pharmaceuticals, Inc. Item 4.01 Form 8-K filed April 29, 2009 File No. 001-32581

Dear Ms. Parikh:

This is in reply to your letter of comment dated May 5, 2009 (the “Comment Letter”), regarding Item 4.01 of the Form 8-K (the “Form 8-K) filed by Lotus Pharmaceuticals, Inc. (the “Company”) on April 29, 2009.  In response to your comments, the Company is filing an amendment to its Form 8-K on Form 8-K/A (Amendment No. 1) (the “Form 8-K/A”) which revises Item 4.01 and updated exhibit 16.1.

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter. We do not repeat your comments but will try to respond to your expressed concerns.

1.           We have revised the second and fourth paragraphs of Item 4.01 of the Form 8-K to specify the “subsequent interim period” as the “interim period through April 24, 2009.”

2.           We have obtained an updated Exhibit 16 letter from the former accountant which is attached as Exhibit 16 to the Form 8-K/A.

In connection with responding to the SEC’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the SEC comments or changes to disclosure in response to SEC comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Lotus Pharmaceuticals, Inc.

By:	/s/ Liu Zhongyi
Name: Liu Zhongyi
Title: Chairman and Chief Executive Officer